Exhibit 12.1

EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO

OF EARNINGS TO  FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP

 (Amounts in thousands except ratio amounts)

		Year ended December 31,
		2010	2009	2008	2007	2006

	Earnings before fixed charges:
	Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$137,527	$138,888	$134,674	$131,968	$144,889
Add:	Interest expense	136,912	137,780	141,459	114,471	97,416
	Depreciation expense on cap’d interest	1,678	1,607	1,245	5,393	4,437
	Amortization of deferred financing costs	6,232	4,965	4,252	3,808	3,595

	Earnings before fixed charges	$282,349	$283,240	$281,630	$255,640	$250,337

	Fixed charges:
	Interest expense	$136,912	$137,780	$141,459	$114,471	$97,416
	Amortization of deferred financing charges	6,232	4,965	4,252	3,808	3,595
	Capitalized interest	929	7,640	19,958	45,697	30,837

	Fixed charges	144,073	150,385	165,669	163,976	131,848

	Preferred share distributions	—	—	—	—	—
	Preferred unit distributions	21,012	21,012	21,012	17,126	13,691

	Combined fixed charges	$165,085	$171,397	$186,681	$181,102	$145,539

	Ratio of earnings to fixed charges	1.96	1.88	1.70	1.56	1.90

	Ratio of earnings to combined fixed charges	1.71	1.65	1.51	1.41	1.72

(1) Amounts for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties that have been sold during 2010. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.